(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A.

Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-004 - São Paulo - SP
Brasil

Tel.: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of São Paulo Alpargatas S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2004, the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The objective of our review was to issue a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The Company and consolidated statements of cash flows for the six-month period ended June 30, 2004, presented for purposes of providing supplemental information on the Company and its subsidiaries, are not a required part of the interim financial statements. The statements of cash flows for the six-month period ended June 30, 2004 have been subject to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these supplemental financial statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the quarter and six-month period ended June 30, 2004 taken as a whole.

5. The Company and consolidated statements of income for the quarter and six-month period ended June 30, 2003 and the Company and consolidated statements of cash flows for the six-month period then ended, presented for comparative purposes, were reviewed by other independent auditors, whose opinion and review report thereon, dated July 25, 2003, were issued without qualification.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 30, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	06/30/2004	03/31/2004	06/30/2004	03/31/2004
CURRENT ASSETS				
Cash and cash equivalents	136,675	138,428	150,576	147,441
Accounts receivable	183,046	166,588	245,012	219,833
Allowance for doubtful accounts	(11,074)	(10,702)	(16,138)	(15,468)
Inventories	61,440	62,755	147,739	158,996
Deferred income tax	6,565	6,624	6,565	6,624
Other receivables	10,205	9,091	16,182	13,842
Recoverable taxes	3,574	1,369	21,241	23,288
Dividends receivable	-	4,032	-	-
Prepaid expenses	31,905	40,465	33,975	42,942
	422,336	418,650	605,152	597,498
NONCURRENT ASSETS				
Assets held for sale	16,377	16,365	17,564	17,535
Recoverable taxes	9,440	9,949	9,492	9,985
Escrow deposits	3,776	3,719	5,419	5,090
Other receivables	7,521	7,407	8,398	8,611
Deferred income tax	45,989	46,106	54,199	55,069
	83,103	83,546	95,072	96,290
PERMANENT ASSETS				
Investments:				
Subsidiaries	215,230	208,084	-	-
Goodwill	(4,809)	(4,809)	(4,809)	(4,809)
Other investments	195	194	196	196
Property, plant and equipment, net	108,956	109,550	269,880	271,641
Deferred assets, net	11,974	13,203	11,994	13,227
	331,546	326,222	277,261	280,255
TOTAL ASSETS	836,985	828,418	977,485	974,043

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2004	03/31/2004	06/30/2004	03/31/2004
CURRENT LIABILITIES				
Suppliers	47,643	42,478	56,269	46,586
Loans and financing	28,919	27,474	88,321	88,328
Payroll and related charges	27,416	24,554	37,446	32,568
Accrual for contingencies	3,725	3,970	8,110	8,122
Dividends payable	5,625	22,396	5,661	21,970
Taxes payable	9,750	8,523	28,931	31,637
Other accounts payable	11,512	9,464	17,362	14,298
	134,590	138,859	242,100	243,509
LONG-TERM LIABILITIES				
Subsidiaries	38,367	34,617	6,439	6,088
Loans and financing	34,511	37,273	82,624	88,454
Accrual for income and social contribution taxes	45,531	44,488	50,136	48,118
Accrual for contingencies	12,991	13,291	18,307	20,257
Taxes payable	46,399	44,764	46,399	44,764
Other	6,586	6,575	6,850	7,251
	184,385	181,008	210,755	214,932
DEFERRED INCOME	-	-	6,959	7,409
MINORITY INTEREST	-	-	5	5
SHAREHOLDERS' EQUITY				
Capital stock	293,615	293,615	293,615	293,615
Capital reserves	9,450	9,450	10,937	10,237
Treasury shares	(7,082)	(7,082)	(7,082)	(7,082)
Income reserves	222,027	212,568	220,196	211,418
	518,010	508,551	517,666	508,188
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	836,985	828,418	977,485	974,043

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	06/30/2004	06/30/2003	06/30/2004	06/30/2003
OPERATING REVENUES				
Gross sales	498,551	399,461	689,784	568,348
Sales deductions	(84,104)	(66,644)	(121,235)	(89,614)
NET SALES	414,447	332,817	568,549	478,734
COST OF SALES	(256,469)	(217,109)	(373,385)	(326,568)
GROSS MARGIN	157,978	115,708	195,164	152,166
OPERATING (EXPENSES) INCOME				
Selling	(109,114)	(93,324)	(122,267)	(105,926)
General and administrative	(25,224)	(22,978)	(32,038)	(28,676)
Financial income	21,939	20,557	28,515	15,821
Financial expenses	(14,059)	1,138	(26,627)	8,155
Equity in subsidiaries	11,221	9,566	-	-
Other operating expenses, net	(4,309)	2,808	(4,691)	(1,474)
	(119,546)	(82,233)	(157,108)	(112,100)
OPERATIONS PROFIT	38,432	33,475	38,056	40,066
NONOPERATING (EXPENSE) INCOME, NET	(476)	377	2,169	463
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	37,956	33,852	40,225	40,529
INCOME AND SOCIAL CONTRIBUTION TAXES	(7,718)	(4,767)	(11,654)	(12,153)
NET INCOME	30,238	29,085	28,571	28,376
EARNINGS PER SHARE - R$	0.01623	0.01561	0.01533	0.01523

The accompanying notes are an integral part of these financial statements.

1. COMPANY'S OPERATIONS

The Company is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants, some of which in tax-incentive areas.

The Company also holds shareholding control of certain companies, the principal of which and respective operating activities are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - Production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners, awnings and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.
- Santista Têxtil S.A. (total interest of 30.67% and 50% interest in the voting capital) - Operates in the cotton, spinning, weaving and fabric finishing areas, and in the sale, import and export of these products and their raw materials, as well as the clothing and related products business.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

a) Financial statements

The accompanying interim financial statements have been prepared in accordance with Brazilian accounting practices, CVM (Brazilian Securities Commission) standards and instructions, and principles, criteria and methods consistent with those applied in the preparation of the financial statements for the year ended December 31, 2003 published on February 18, 2004.

b) Consolidated financial statements

The consolidated financial statements have been prepared in accordance with basic consolidation principles and applicable legal provisions, among which are:

- Consolidation of all subsidiaries (Note 4).
- Elimination of intercompany balances.
- Elimination of revenues and expenses arising from transactions between the parent company and the subsidiaries.
- Elimination of the parent company's investment balance proportionally to the subsidiaries' shareholders' equity.

In accordance with the Differentiated Corporate Governance Practice Rules (Level 1), since June 2003 the Company has consolidated into its interim financial statements the financial statements of the jointly-owned subsidiary Santista Têxtil S.A. proportionally to its interest in the subsidiary.

The financial statements of the subsidiary located abroad have been translated into reais based on the foreign currency's exchange rate prevailing on the date of the financial statements.

The reconciliation between income for the six-month period and the parent company's and consolidated shareholders' equity as of June 30, 2004 is as follows:

	Net income for the period		Shareholders' equity	
	06/30/2004	06/30/2003	06/30/2004	03/31/2004
Parent company	30,238	29,085	518,010	508,551
Amapoly Indústria e Comércio Ltda.'s tax incentives	(1,487)	(865)	-	-
Santista Têxtil S.A.'s unrealized income (loss)	(180)	156	(344)	(363)
Consolidated	28,571	28,376	517,666	508,188

c) Transaction affecting comparability (consolidated)

On February 27, 2004, the jointly-owned subsidiary Santista Têxtil S.A. acquired all shares of Companhia Jauense Industrial, whose main balance sheet accounts included in the consolidated financial statements as of June 30, 2004, proportional to the Company's interest of 30.67%, are as follows:

	Period from	
	04/01 to 06/30/2004	03/01 to 06/30/2004
Gross sales	10,274	13,091
Deductions from gross sales	(1,785)	(2,300)
Net sales	8,489	10,791
Cost of goods sold	(7,751)	(10,035)
Gross profit	738	756
Operating expenses:		
Selling expenses	(647)	(846)
General and administrative expenses	(430)	(617)
Financial expenses, net	(353)	(384)
Other operating expenses	(330)	(341)
Loss from operations	(1,022)	(1,432)
Nonoperating result	2,757	(3,254)
Income (loss) before taxes	1,735	(4,686)
Provision for deferred income and social contribution taxes	(590)	1,593
Income (loss) for the period	1,145	(3,093)

3. ASSETS HELD FOR SALE

Land, buildings and existing improvements not usable by the Company are available for sale. These assets are stated at cost, which is lower than estimated realizable values.

4. INVESTMENTS IN SUBSIDIARIES

	Amapoly Indústria e Com. Ltda.	Fibrasil Agríc. Com. Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A.	Total
Number of shares or sharequotas held	6,557,122	25,583	2,500	306,086,667	-
Ownerwhip interest - %	100	100	100	30.67	-
Capital	6,557	26	17,828	383,099	-
Shareholders' equity (06/30/2004)	48,582	383	(976)	545,292	-
Net income (loss) for the six-month period	4,119		(424)	19,295	-
Book value of investment, net of negative goodwill:					
June 30, 2004	48,582	383	(976)	162,432	210,421
March 31, 2004	45,868	383	(905)	157,929	203,275
Equity in subsidiaries:					
First six-month period of 2004	5,606	-	(463)	6,078	11,221
First six-month period of 2003	3,172	13	(1,011)	7,392	9,566

On June 18, 2003, the Company acquired, for R$23,537, 27,777,777 common shares and 28,864,827 preferred shares in Santista Têxtil S.A., equivalent to 5.00% of voting capital, 6.50% of preferred capital and 5.66% of total capital. As a result, the Company became the holder of 50.00% of voting capital, 6.50% of preferred capital and 30.67% of total capital of Santista.

The purchase price was determined based on Santista's expected future results and cash generation at the return rates defined and considered adequate by the shareholders. This transaction generated a negative goodwill of R$4,809, which will be written off upon the possible sale of that investment.

As mentioned in Note 2.c), the jointly-owned subsidiary Santista Têxtil S.A. acquired from Camargo Corrêa S.A. all of the shares of Companhia Jauense Industrial, which operates in the same business segment, for R$19,500, with a negative goodwill of R$45,271, R$22,81 of which were amortized in the six-month period ended June 30, 2004.

5. RECOVERABLE TAXES

a) Current assets

	Company		Consolidated	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Withholding income tax	1,519	552	3,220	3,949
IVA (value-added tax) (Santista Textil S.A.)	-	-	3,480	1,973
ICMS (State VAT)	558	256	9,898	10,229
IPI (Federal VAT)	480	561	827	4,489
COFINS/PIS (taxes on revenue)	894	-	2,392	1,522
Prepaid IR (income tax) and CSLL (social contribution tax)	-	-	495	1,126
Other	123	-	929	-
	3,574	1,369	21,241	23,288

Recoverable IVA refers to the tax credit of Santista Têxtil S.A.'s subsidiary located in Argentina.

b) Noncurrent assets

	Company		Consolidated	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Prepaid IRPJ (corporate income tax) and CSLL	3,929	3,929	3,929	3,929
ICMS on fixed assets	3,888	4,005	3,912	4,041
Cofins	774	1,217	803	1,217
Other	849	798	848	798
	9,440	9,949	9,492	9,985

6. LOANS AND FINANCING

	Currency	Indexing unit and average anual rate of interest	Company 06/30/2004	Company 03/31/2004	Consolidated 06/30/2004	Consolidated 03/31/2004
Bank loans	US$	Exchange variation and interest of 3.83% to 5.17%	57,883	59,233	125,573	134,452
Bank loans	CHF	Exchange variation and interest of 6.75%	-	-	1,604	1,599
Bank loans	EUR	Exchange variation and interest of 3.11%	-	-	8,144	8,271
Finame	R$	Interest of 1.90% to 4.0%	5,547	5,514	5,547	5,514
BNDES	R$	Basket of currencies with interest of 6.60% and TJLP (*) plus interest of 4.19%	-	-	13,612	13,866
Rural credit	R$	Interest of 8.75%	-	-	16,465	12,170
Swap operations, net	R$	Exchange variation and interest of 7.50% and 93.0% to.104.5% of CDI (**)	-	-	-	910
Total			63,430	64,747	170,945	176,782
Current liabilities			28,919	27,474	88,321	88,328
Long-term liabilities			34,511	37,273	82,624	88,454

(*) TJLP - Long-term interest rate.

(**) CDI - Interbank deposit rate.

Maturities of long-term loans and financing are as follows:

Year	Company 06/30/2004	Company 03/31/2004	Consolidated 06/30/2004	Consolidated 03/31/2004
2005	6,503	11,774	27,270	44,279
2006	13,899	12,816	25,336	22,114
2007	2,724	2,234	11,180	8,256
2008	2,458	2,117	5,737	3,373
2009	2,269	2,078	5,504	3,292
2010	2,220	2,078	3,159	2,964
2011	2,220	2,078	2,220	2,078
2012	2,218	2,098	2,218	2,098
	34,511	37,273	82,624	88,454

Loans are collateralized by Company guarantees and properties.

On November 12, 2002, the Company entered into a loan agreement with IFC - International Finance Corporation, in the amount of US$30 million, to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released.

7. TAXES PAYABLE - LONG-TERM LIABILITIES

	Company		Consolidated	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
COFINS (tax on revenue) contingency	44,852	43,343	44,852	43,343
PIS (tax on revenue) contingency	1,547	1,421	1,547	1,421
	46,399	44,764	46,399	44,764

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and calculation basis of these taxes.

The amounts of these taxes for the periods involved were accrued and are being monetarily restated based on the SELIC (Central Bank overnight rate).

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of June 30, 2004 is R$16,589 (March 2004 - R$16,223) and is shown as a reduction of the related reserve.

8. RESERVES FOR CONTINGENCIES

As of June 30, 2004, the Company and its subsidiaries are parties to pending labor, tax and civil lawsuits arising from assessments by tax authorities and from claims filed by third parties, former employees or from legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and its legal counsel, the risk of eventual loss was considered probable. These reserves are as follows:

a) Current liabilities

	Company		Consolidated	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Labor claims	3,331	3,362	4,316	4,197
Tax claims	-	-	1,307	1,168
Industrial projects	394	608	1,595	608
Other	-	-	892	2,149
	3,725	3,970	8,110	8,122

b) Long-term liabilities

	Company		Consolidated	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Labor claims	8,000	8,000	9,408	9,546
Tax claims	2,551	2,851	3,844	7,031
Other	2,440	2,440	5,055	3,680
	12,991	13,291	18,307	20,257

9. OTHER PAYABLES

	Company		Consolidated	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Royalties	475	172	1,154	172
Freight	4,670	3,211	5,148	4,177
Other (commissions, outside services, concessionaires, etc.)	6,367	6,081	11,060	9,949
	11,512	9,464	17,362	14,298

10. RELATED-PARTY TRANSACTIONS

a) Long-term balances

	Debts to related parties			
	Company		Consolidated	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Amapoly Indústria e Comércio Ltda.(i)	38,367	34,617	-	-
Camargo Corrêa S.A.(ii)	-	-	6,439	6,088
	38,367	34,617	6,439	6,088

(i) The long-term balance with Amalopy is represented by a current account (loan) between the Company and its subsidiary, in view of the single cash for the group that is managed by the Company. No interest is imposed and there is no maturity date.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase the Companhia Jauense Industrial shares, and is subject to the General Market Price Index (IGP-M) plus 8% per year.

b) Current balances and transactions

	Amapoly Ind. Com. Ltda.		Expasa Flórida Inc.		Companhia Jauense Industrial	
	06/30/2004	03/31/2004	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Current (included in):						
Trade accounts payable	839	801	-	-	2,922	4,404
Other payables	-	-	335	-	-	-
Transactions (first half of the year):						
Purchases	12,289	5,721	-	-	5,124	5,916
Operating expenses	-	-	745	-	-	-

Purchase and sale transactions were carried out under usual market prices and conditions

11. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies preestablished by the Company's senior management.

The balances of temporary cash investments and loans and financing as of June 30, 2004 and March 31, 2004 reflect the average market rates.

The investment in publicly-traded company is represented exclusively by an interest of 30.67% (equivalent to 50% of voting capital) in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's issued common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying amount of the financial instruments related to other assets and liabilities approximates fair value.

12. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	03/31/2004	Change	06/30/2004
Deferred income and social contribution taxes-			
Current assets-			
Temporary differences	6,624	(59)	6,565
	6,624	(59)	6,565
Noncurrent assets:			
Tax loss carryforwards (*)	26,083	-	26,083
Temporary differences	20,023	(117)	19,906
	46,106	(117)	45,989
Provision for income and social contribution taxes-			
Long-term liabilities: (*)			
Principal	28,088	(38)	28,050
Financial charges	16,400	1,081	17,481
	44,488	1,043	45,531

(*) The Company is challenging in court the right to offset the total income and social contribution tax amounts payable each year against credits derived from tax loss carryforwards without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has been offsetting. Financial charges are charged to financial expenses.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the six-month period

Income and social contribution tax expenses recorded in income for the six-month period ended June 30, 2004 are composed of:

	Income tax	Social contribution tax
Income before taxes	37,956	37,956
Permanent additions (exclusions):		
Equity in subsidiaries	(11,221)	(11,221)
Interest on capital	(5,666)	(5,666)
Other permanent additions	1,932	2,149
Temporary exclusions	(4,708)	(7,128)
Adjusted taxable income	18,293	16,090
Iincome tax - 15%	(2,744)	-
Surtax - 10%	(1,817)	-
Social contribution tax - 9%	-	(1,448)
Tax incentives	110	-
Income and social contribution taxes for the year, totaling R$5,899	(4,451)	(1,448)
Deferred income and social contribution taxes on temporary differences, totaling R$1,819	(1,177)	(642)
Income and social contribution taxes on net income for the period, totaling R$7,718	(5,628)	(2,090)

13. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them or encourage them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's executive board. The Program is managed by a management committee appointed by the Board of Directors. The committee creates every year a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Option Program. The Program will be covered primarily by 39,681,000 preferred shares existing in treasury and, as of June 30, 2004, through two Option Plans approved by the management committee, 25,262,000 stock options have already been granted.

For the two Plans, call option can be exercised as follows:

Grace periods (from the date the call option is granted)	Percentage of shares available for the year
Up to 24 months	Exercise will not be permitted
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction gains or losses will be recorded under shareholders' equity.

14. SUPPLEMENTAL INFORMATION

a) Below are presented supplemental consolidated financial information of the Company for the six-month period, with exclusion of the financial information of the subsidiary Santista Têxtil S.A. and maintaining equity in this subsidiary:

	06/30/2004	30/06/2003
Assets:		
Current assets:		
Cash and cash equivalents	136,566	68,942
Trade accounts receivable	176,958	147,866
Inventories	64,881	74,551
Other	52,515	51,280
Total current assets	430,920	342,639
Noncurrent assets:		
Assets held for sale	16,377	16,343
Recoverable taxes	9,492	27,004
Deferred income and social contribution taxes	45,989	49,969
Other receivables	11,406	12,900
Total noncurrent assets	83,264	106,216
Permanent assets	289,189	293,510
	803,373	742,365
Liabilities:		
Current liabilities:		
Trade accounts payable	49,634	25,330
Loans and financing	30,021	20,083
Payroll and related charges	28,071	20,771
Accounts payable	12,055	29,280
Reserve for contingencies	3,725	2,182
Prepaid interest on capital	5,625	-
Taxes payable	10,214	5,562
Total current liabilities	139,345	103,208

	06/30/2004	30/06/2003
Long-term liabilities:		
Loans and financing	34,511	57,200
Provision for income and social contribution taxes	45,531	57,372
Provision for taxes payable	46,399	41,215
Reserve for contingencies	12,991	9,183
Other	6,587	6,366
Total long-term liabilities	146,019	171,336
Shareholders' equity	518,009	467,821
	803,373	742,365

	01/01/2004 to 06/30/2004	01/01/2003 to 30/06/2003
Gross revenue:	515,578	414,271
Taxes on sales	87,017	69,016
Net revenue	428,561	345,255
Cost of sales	262,681	224,912
Gross profit	165,880	120,343
Operating (expenses) income:		
Selling	(110,439)	(94,954)
General and administrative	(24,185)	(22,106)
Management fees	(1,496)	(1,417)
Financial income	20,908	21,079
Financial expenses	(6,334)	(6,476)
Equity in subsidiaries	6,078	7,404
Amortization of deferred charges	(4,105)	(4,111)
Other operating (expenses) income	(780)	6,636
	(120,353)	(93,945)
Income from operations before exchange variation and financial charges on taxes	45,527	26,398
Exchange variation	(2,564)	13,682
Financial charges on taxes	(4,146)	(6,282)
Income from operations	38,817	33,798
Nonoperating income, net	(251)	396
Income before income and social contribution taxes	38,566	34,194
Income and social contribution taxes	(8,328)	(5,109)
Net income	30,238	29,085

b) Cash flow

In accordance with the Differentiated Corporate Governance Practice Rules (Level 1), the cash flow prepared indirectly in conformity with Accounting Standards and Procedures (NPC-20) of the Brazilian Institute of Independent Auditors (IBRACON) for the six-month periods ended June 30, 2004 and 2003 is being presented as supplemental information.

	30/06/2004			30/06/2003		
	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
Operating activities:						
Net income	30,238	28,751	28,571	29,085	28,220	28,376
Income tax incentives	-	1,487	1,487	-	865	865
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	13,582	14,043	24,315	13,031	13,428	23,135
Gain on sale of property, plant and equipment	476	251	3,331	(377)	(396)	(200)
Equity in subsidiaries	(11,221)	(6,078)		(9,566)	(7,404)	-
Exchange variation on loans and financing/royalties	3,976	3,976	8,924	(13.768)	(13,768)	(23,422)
Interest on loans and financing	1,891	1,891	6,053	1,780	1,780	4,472
Financial charges on taxes	4,146	4,146	4,146	6.282	6,282	6,282
Negative goodwill amortized on acquisition of subsidiary	-	-	(6,926)	-	-	-
Exchange variation on investments	-	-	(1,358)	-	-	3,815
Cash provided by operations	43,088	48,467	68,543	26,467	29,007	43,323
Decrease (increase) in assets:						
Trade accounts receivable	(15,652)	(16,325)	(25,420)	5,970	6,138	10,254
Inventories	(4,018)	(6,178)	(26,487)	(15,864)	(15,550)	(31,481)
Prepaid expenses	(19,945)	(19,961)	(19,876)	(16,141)	(16,132)	(16,736)
Recoverable taxes	(664)	(829)	(1,644)	11,665	12,082	9,884
Other	505	810	(1,011)	(1,601)	(1,554)	(47)
	(39,774)	(42,483)	(74,438)	(15,971)	(15,016)	(28,126)
Increase (decrease) in liabilities:						
Trade accounts payable	21,349	23,525	24,929	(10,843)	(11,947)	(1,040)
Taxes payable	1,994	2,172	6,093	(3,056)	(2,968)	(1,767)
Payroll and related charges	6,492	6,710	8,343	171	56	336
Payment of income and social contribution taxes	(4,020)	(4,347)	(7,529)	-	(376)	(3,659)
Provision for income and social contribution taxes	4,743	5,069	6,907	3,918	4,037	9,877
Reserve for contingencies	(1,136)	(1,136)	1,575	(6,380)	(6,380)	(7,304)
Other	2,421	(3,421)	6,908	957	(1,399)	(3,120)
	31,843	28,572	47,226	(15,233)	(18,977)	(6,677)
Net cash provided by (used in) operating activities	35,157	34,556	41,331	(4,737)	(4,986)	8,520

	30/06/2004			30/06/2003		
	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
Investing activities:						
Increase in investments	-	-	-	(23,890)	(23,537)	(23,537)
Additions to property, plant and equipment/increase in deferred charges	(9,946)	(10.135)	(17,211)	(10,206)	(11,321)	(18,519)
Dividends and interest on capital received	3,475	3.475	-	6,236	6,250	-
Proceeds from sale of permanent assets	2.258	2.522	2,521	2,550	2,576	2,576
Net cash used in investing activities	(4,213)	(4.138)	(14,690)	(25,310)	(26,032)	(39,480)
Financing activities:						
Borrowings	340	748	60,970	17,002	17,852	53,892
Amortization of principal and interest	(9,201)	(9,201)	(67,160)	(12,581)	(12,581)	(80,740)
Treasury shares	-	-	251	-	-	-
Dividends and interest on capital paid	(21,954)	(21,954)	(22,064)	(26,011)	(26,011)	(27,757)
Net cash used in financing activities	(30,815)	(30,407)	(28,003)	(21,590)	(20,740)	(54,605)
Beginning balance of acquisition of indirect subsidiary	-	-	(4,216)	-	-	-
Net increase (decrease) in cash and cash equivalents	129	11	(5,578)	(51,637)	(51,758)	(85,565)
Cash and cash equivalents at beginning of period	136,546	136,555	156,154	120,384	120,700	171,613
Cash and cash equivalents at end of period	136,675	136,566	150,576	68,747	68,942	86,048

SP ALPARGATAS

MANAGEMENT REPORT
SIX-MONTH PERIOD ENDED JUNE 30, 2004

To our Shareholders,

Alpargatas' performance during the first six-month period of the year reflects the correctness of its strategic positioning as "A Company of Brands", focused on profitable growth, operational excellence and people. Notwithstanding a still lukewarm local market, Alpargatas obtained good results in the six-month period, prompted by the launch of innovative products incorporating new technologies, consequently inducing customers' perception of value. In the competitive worldwide footwear market, Alpargatas stands out because it operates in its field of expertise - the differentiation of its brands. Efficient management has translated into business improvements and results for the Company and its shareholders. The cost and expense restraint initiatives started in 2003 continue to be successfully carried out, resulting in productivity gains and recovery of margins. Production lines were enhanced through adjustments to the operating cycle (from acquisition of raw materials through finished goods), involving the main processes: cutting, sewing and assembly of footwear. Our production processes, machines and equipment are in line with the Company's worldwide class positioning.

SANDALS

The Sandals business unit accounted for 39% of sales revenues during the six-month period. The sales volume of Havaianas sandals grew by 33%, reflecting the success of the strategy adopted for this brand. From July 2003 through June 2004, 127 million pairs of sandals were sold, as compared to 112 million pairs sold in the same period in 2002/2003. The continued image revitalization and consolidation process started 10 years ago has translated into higher acceptance of the product by different consumption ranges and great success in exports. In view of the strong demand, focus on industrial and commercial management has ensured the commercial success achieved. Planning, aligned between the production and commercial areas, has made it possible to achieve high efficiency, both with respect to the domestic market distribution channels and to the strong foreign demand. With a wide variety of Havaianas models, the market has been demanding higher value-added products.

SPORTS FOOTWEAR

The sports footwear business unit, which includes the Rainha, Topper, Mizuno and Timberland brands, accounted for 37% of the six-month period's sales. The different brands continued the aggressive strategy of renewing models and differentiating products by adding new technologies and design. During the second quarter, 11 Mizuno, 15 Timberland, 15 Topper and 12 Rainha models were launched. Highlights were Mizuno's Golden Runner and Galgo lines; the Rainha System 3000 (which started being delivered to shops in early July); and Topper's Dynatec Visible soccer shoes. The early arrival of winter in the South and Southeast regions has contributed to improve Timberland's sales, which ended the period with an increase in revenue and volume sold of 38% and 24%, respectively. Inclusion of a wider line of feminine models in the Timberland and Mizuno brands, which generated an immediate positive response from the market, also contributed to the period's performance. The Topper and Rainha new models displayed in Alpargatas showroom in February incorporating new technologies, design and more added value resulted in increased volume of orders from retailers. Continuing its marketing and positioning strategy, Alpargatas maintained its sports brands linked to major sports personalities, entities and events of the national scene. Rainha signed a sponsorship contract with the two principal beach volleyball teams in Brazil - Adriana Behar and Shelda Bede, and Ricardo Alex and Emanuel Scheffer - both classified for the Athens Olympic Games.

Topper continues to sponsor some of the main Brazilian soccer teams, among which Cruzeiro and Internacional, both champions in their respective states. Additionally to sponsoring 15 athletes confirmed to participate in the Olympic Games, Mizuno had its athletes in more than 71 competitions during the six-month period, winning 384 podium positions, 138 of which being first prizes.

PROFESSIONAL AND FASHION FOOTWEAR AND MEGGASHOP

The sales of the business unit that incorporates Professional and Fashion Footwear (Sete Léguas, Bamba and Conga brands) and the Meggashop stores accounted for 7% of the Company's sales in the six-month period. In the Professional and Fashion Footwear segment, increased demand for the Sete Léguas boot and Comander tennis shoe lines have permitted closing the period with revenue and profitability gains. That segment's brands were present in the most important agribusiness event in Latin America - the AgriShow, in Ribeirão Preto (state of São Paulo) - where its products and brands had excellent acceptance. Meggashop stores revenues for the second quarter increased by 5% over the same period of the previous year. The 25th store of the chain was opened in Piracicaba (state of São Paulo).

CANVAS AND TARPAULIN

The Canvas and Tarpaulin ("Lonas e Coberturas") unit's share in Alpargatas' revenues for the first six-month period of this year was 10%. According to the strategy defined by the Company, the unit has been changing its sales mix, discontinuing less profitable product lines and strengthening brand differentiation. Regarding the commercial area, the unit has strengthened certain distribution channels, which has led to more proximity to consumers and margin gains. With respect to industrial activities, investments in new technologies by the end of 2003 have resulted in efficiency gains and cost-effectiveness in the first six-month period of 2004. As a result of this work, billings from sales for the half year have increased by 15%.

EXPORTS

Exports have increased its share in the Company's revenues from 4% in the first six-month period of 2003 to 7% in the current six-month period. Foreign sales for this six-month period have already exceeded exports for the whole year 2003, in dollars. This success is explained by the increasing penetration of Havaianas in the worldwide market, a result of the strategy of exporting not only products but brands, thus creating a differentiated brand image in high visibility and consumption power segments. Various fashion and design events for the sandal target public were performed abroad. Havaianas were present at the Brazil Connection event in the Museum of Modern Art in Tokyo; at Brazil 40° in London; at the Pitt Image design expo in Italy; and at the Rock in Rio in Lisbon. Alpargatas is present in 63 countries, and has recently penetrated in the markets of Finland, Denmark, Norway, Hungary, Czech Republic, Serbia and Poland.

MANAGEMENT OF PEOPLE AND SOCIAL RESPONSIBILITY

Continuing the strengthening of corporate competencies defined in 2002 - team work, problem analysis and solving, leadership and project management - the partners that will develop, in the next few months, the training modules with the Company's professional team were defined in the second quarter. The "Empresa Nota 10" (Excellent Company) program, aimed at making Alpargatas a reference on work environment and an organization employees are proud of being part of, is successfully maintained. Dedication to work safety and environment care have brought positive results. Two of the Company's factories - Veranópolis and Pouso Alegre - had their environmental licenses renewed for periods of four and six years, respectively, which are higher than the average licenses usually granted by the official environmental bodies. Operating in a labor intensive segment, with over ten thousand employees, only two Alpargatas employees suffered accidents resulting in absences during the six-month period, maintaining the accident frequency rate (TFA) of 0.20 and severity rate (TG) of 24, as compared to 0.28 and 17 in the first six-month period of 2003, respectively. Instituto Alpargatas started implementing a children social integration through sports project in Natal, state of Rio Grande do Norte. The program was highly successful in the Santa Rita region, in the state of Paraíba, where it was introduced in 2003, contributing to improve the district's Human Development Index (HDI) which, according to the Brazilian Institute of Geography and Statistics (IBGE), went up from 0.451 to 0.659.

QUALITY

The Quality area, which was repositioned and now reports to the Company's top management, is focused on improving production processes and ensuring increased product quality.

STRATEGIC PLANNING

Alpargatas is watchful of the future, therefore, a new five-year strategic planning was started in June, aimed at establishing guidelines for the Company's growth.

BOARD OF DIRECTORS

In June, Mr. Fernando Tigre de Barros Rodrigues left the Board of Directors. Board member Mr. José Édison de Barros Franco took the Board Chairmanship and Ms. Flávia Buarque de Almeida was elected as interim member of the Board of Directors until the next General Shareholders' Meeting.

CORPORATE GOVERNANCE

In compliance with CVM Instruction No. 381/03, in the first six-month period of the year, Deloitte Touche Tohmatsu, independent public accountants, provided only external audit services to São Paulo Alpargatas.

ECONOMIC AND FINANCIAL PERFORMANCE

The following operating and financial information is presented in reais, in accordance with corporate law, based on the consolidated financial statements, and does not consider the partial consolidation of Santista Têxtil results, which are stated as equity in subsidiaries. All quarterly and half-yearly comparisons, except as otherwise indicated, consider the second quarter of 2003 and the first six-month period of 2003, respectively.

SALES REVENUES AND GROSS PROFITABILITY

Continuous work aimed at reaching a better position for Company brands, product innovation, export growth and a larger share of footwear and canvas with more added value in billing have contributed for the 25% growth in sales revenue and gross margin gains of approximately 4% in the six-month period. Gross profit went up 38% reaching R$165.9 million. Considering only the second quarter of the year, gross sales reached R$267.3 million and gross profit, R$83.7 million, a growth of 36% and 51%, respectively. Gross margin for the quarter of 37.9% maintained profitability at a level compatible with previous quarters, in accordance with the new standard reached as from July 2003. Compared to the first quarter of 2004 gross margin has regressed, mainly because of increases in the cost of raw materials, whose impact has been minimized.


Gross Profitability
Quarterly
35.7%
64.7
33.9%
55.6
39.6%
79.1
40.8%
90.5
39.6%
82.2
37.9%
83.7
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Half-yearly
34.9%
120.3
38.7%
165,9
1 HY 03
1 HY 04
Gross Profit (R$ million)
Gross Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses reached R$136.1 million in the six-month period of the year due to higher investments in advertising and other expenses, which varied as a result of growth in sales (royalties, freight, etc.). Continued focus on the control of expenses directly linked to the Company's activities had a positive result, and the share of such expenses in net income was reduced from 34% to 32% in the six-month period, and from 35% to 32% in the second quarter.

OTHER OPERATING INCOME (EXPENSES)

This item was burdened during the six-month period as a result of adjustments to inventories and higher provision for the Profit Sharing Program (PPR). In the same period in 2003, this account included the nonrecurring recording of recoverable tax restatement.

INCOME FROM OPERATIONS AND EBITDA

Income from operations before exchange variation and financial charges reached R$21.4 million in the quarter, and an accumulated amount of R$45.5 million in the first six-month period of the year. This result represents a growth of 104% in the quarter and 72% in the half-yearly comparison.

Income from Operations before Exchange Variation and Financial Charges


Quarterly
15.9
10.5
26.7
24.2
24.1
21.4
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Half-yearly
72%
26.4
45.5
1 HY 03
1 HY 04
Income from Operations (R$ million)

Confirming the cash management history, Alpargatas closed the second quarter of 2004 with an EBITDA (earnings before interest, tax, depreciation and amortization) of R$25.0 million, R$52.6 million accumulated in the six-month period. This means a growth of 34% in quarterly terms and 51% in the half-yearly comparison.

EBITDA Evolution


Quarterly
15.2%
30.5
11.2%
24.9
13.3%
27.6
11.3%
25.0
11.3%
18.7
8.9%
16.1
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Half-yearly
12.3%
52.6
10.1%
34.8
1 HY 03
1 HY 04
EBITDA (R$ million)
EBITDA Margin (%)

NET FINANCIAL REVENUE

The Company's net financial revenue in the six-month period was R$7.9 million, considering the income and financial expense accounts, a result of the exchange variation and financial charges on taxes. A reduction of R$14.1 million was recorded in this account, as compared to the result in the first six-month period of 2003, arising from exchange variation (negative effect, on the foreign currency debt, of the 7.6% devaluation of the real in relation to the dollar in the period) and from the reduction of Selic interest rate in the domestic market. These factors were strongly felt in the second quarter of the year, and explain the decrease in net financial income, from R$13.2 million in the second quarter of 2003 to R$2.9 million in the current quarter.

NET INCOME

Net income in the second quarter was R$15.1 million, leading the income for the six-month period to R$30.2 million, with a 4% increase over the result for the first six-month period of 2003. This year, the net income has been affected by the exchange variation expense, higher income tax burden and new Cofins.

CASH FLOW AND INDEBTEDNESS


Evolution of Cash Balance - January to June 2004
(R$ million)
136.6
52.6
(20.3)
(21.9)
(10.1)
2.5
(8.5)
5.7
136.6
Cash Balance 12/31/2003
EBITDA
Increase in Working Capital
Interest on Capital (Net of IRRF)
Investment in Property, Plant and Equipment
Sale of Assets
Amortization of Loans
Financial Income
Cash Balance 06/30/2004

Cash balance at the end of the six-month period was R$136.6 million, remaining stable as regards the position in the end of December 2003. The strong cash generation in the six-month period permitted the payment of remuneration to the shareholders, with IRRF net disbursement of R$21.9 million, and increase in working capital of R$20.3 million, not affecting the Company's cash position. The other main allocations of funds in the six-month period were investments in technological updating of equipment (R$10.1 million) and amortizations of loans (R$8.5 million).

At the end of the first six-month period of 2004, the Company's indebtedness was R$64.5 million, an amount R$12.8 million lower than that posted at the end of the first six-month period of 2003. In 12 months, the main indebtdness variation was due to the amortization of approximately R$22.0 million, including a portion of the loan obtained from IFC - International Finance Corporation and import refinancing.


Indebtedness
(R$ million)
77.3
20.1
26%
57.2
74%
64.5
30.0
46%
34.5
54%
1HY03
1HY04
Long Term
Short Term

Alpargatas' indebtdeness profile is especially concentrated in credit facilities in foreign currency, the largest portion of its financial debt being long term. The debt net cash balance as of June 30, 2004 was R$72.1 million. The reduction in the inventories account, increase in customers account in a percentage lower than sales growth and increase in the payment term to suppliers have contributed to the productivity of the Company's working capital, which was reduced by R$5.7 million between June 2003 and June 2004.

CAPITAL MARKETS

Alpargatas' registered preferred shares ended the first six-month period quoted at R$244.00, with an appreciation of 22% for the period, basically reflecting the good expectations of the market regarding the Company's results in view of the upturn of the economic activity. In the same period, the Ibovespa index had a 5% devaluation. The daily average volume of business with Alpargatas preferred shares increased from R$24 thousand and 160 thousand shares in the second quarter of 2003 to R$241 thousand and 1,130 thousand shares in the second quarter of 2004. The measures adopted by the Company aiming at increasing its proximity to the market and extend the disclosure of information - with adhesion to Level I of Bovespa Corporate Governance in July 2003 - contributed for the higher liquidity of its shares in the period. On April 5, the Company paid interest on capital and dividends, in the amount of R$24.3 million, related to the results for 2003, completing a total payment of R$27.3 million. In a meeting held on April 30, the Board of Directors approved the shareholders' remuneration as interest on own capital in the gross amount of R$5.7 million, to be paid as from August 10, 2004, by way of prepayment of 2004 results.

OUTLOOK

The good results reached in the first six-month period of 2004 showed that Alpargatas is making steady progress and reflect the correctness of the strategy defined: brand positioning, employee development, operating excellence and profitability. We believe that the economy's growth will create conditions for the continuous expansion of our businesses and better results will increase the value added for our shareholders. We express our appreciation for the support received from all our partners, especially from our customers, whose trust in Alpargatas' products is fundamental to increase the presence of our brands in thousands of points-of-sales in the country.

São Paulo, July 30, 2004
Board of Directors

N1786'.'